WISEDRIVER.COM, INC.
                         1221 BRICKELL AVENUE, SUITE 900
                               MIAMI FLORIDA 33131
                                  (305)539-0901

June 29, 2001

Mr Greg Dundis
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 03-08
Washington, D.C.  20549

         Re:      WiseDriver.com, Inc.

Dear Mr. Dundis:

This letter shall serve to amend the SB-2 registration statement filed by WiseDriver.com, Inc. on June 20, 2001. The original SB-2 was filed and the Delaying Notation was omitted from the Registration Statement. Therefore the registration statement shall be amended as follows:

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH A DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

Please call me if you have any questions regarding this matter.

Very truly yours,

WISEDRIVER.COM, INC.

By: /s/ Jamee Kalimi, Secretary
---------------------------
        JAMEE KALIMI
        Secretary